Filed by Berkshire Hathaway Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 1-35491

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “might,” “will,” “should,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future”, “potential,” “intend,” “seek to,” “plan,” “assume,” “believe,” “target,” “forecast,” “goal,” “objective,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of common stock of Kraft Foods Group, Inc. (“Kraft”), and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and H.J. Heinz Company (“Heinz”) to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond the parties’ control. We disclaim and do not undertake any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz intends to file a registration statement on Form S-4, containing a proxy statement/prospectus (the “S-4”) with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, Heinz and its directors and executive officers, and Berkshire Hathaway Inc. may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz will be set forth in the S-4. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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On March 25, 2015, Warren Buffett, Chairman of the Board of Berkshire Hathaway Inc., participated in a telephone interview on CNBC. A transcript of a portion of the interview follows:

BECKY QUICK: That story this morning is that Heinz and Kraft are merging. Heinz actually buying a controlling stake of the company. 51%. The deal is being financed by a $10 billion investment from 3G Capital and Berkshire Hathaway. Joining us right now on the Squawk Newsline is Berkshire Hathaway’s Chairman & CEO Warren Buffett. And Warren, thank you for joining us this morning.

WARREN BUFFETT: Delighted.

QUICK: You warned us in your annual letter to shareholders that you were still on the hunt. You even mentioned that you’d be looking forward to doing things with 3G in the future. How long has this been in the works?

BUFFETT: It’s probably been in the works about four weeks or so. Something like that. It moved along quite promptly.

QUICK: That is a fast deal. And it’s relatively complicated. This is not a straight buyout. This is a situation where 3G and Berkshire through Heinz are going to be taking a 51% stake in a newly combined public company of Kraft and Heinz. There is also a special dividend that comes out from a $10 billion payment. How did you come up with the structure?

BUFFETT: Well, it was a matter of negotiation. And it’s correct that 3G and Berkshire Hathaway will invest $10 billion in Heinz just prior to the deal. And then that money essentially will be paid out in a $16.50 share dividend to the Kraft shareholders before the – immediately before the deal is completed. And then there are presently about 600 million Kraft shares outstanding. After the deal, there will be roughly a billion 220 million or so of which 3G and Berkshire Hathaway will own combined 51% and the present Kraft shareholders will keep their shares and own about 49%.

ANDREW ROSS SORKIN: Warren, we have been trying to do the math on your profit thus far on Heinz unto itself. It looks it could – have you made five times your money already?

BUFFETT: No, no, we – because we put in $4.25 billion to buy common stock of Heinz initially. And then we’re putting in another – we’re putting in a little over $5.2 billion, because we have about 53% of Heinz coming out. So we’re putting in another $5.2 something billion. So we will have $9.5 billion roughly in the common stock. And we’ll own 320 odd million shares of the new company. But of course, the stock you’re looking at will go ex-dividend $16.50 at some point before we receive our shares in the new company. So we will have 320 plus million shares, roughly, in the new Kraft/Heinz. And that will be the present Kraft stock plus a $16.50 special distribution to the present Kraft shareholders.

SORKIN: So as Berkshire Hathaway shareholders try to just gauge the valuation of their stake in all of this, relative to where you were in Heinz before, what’s your math?

BUFFETT: Well, we will – if we own 320 million-plus shares in the new company, and we paid $9.5 billion, we will have paid a little less than $30 a share for our stock. In the new Kraft/Heinz company.

SORKIN: Right.

QUICK: That stock closed, the Kraft shares closed at $61.33 yesterday. They are indicated to open today around $83.60, but as you mentioned, that is before the ex-dividend of the special one-time payout.

BUFFETT: Right, right. But – go ahead.

SORKIN: Warren, one of the other questions that we had about this is, you know, clearly, you’ve done a remarkable job. And 3G’s done a remarkable job at cutting costs, and at raising margins at Heinz and ostensibly can hopefully do the same thing at Kraft. And so in the short-term, great investment case. Question that was raised by some other analysts and actually by Jim Cramer is the long-term of Kraft, packaged foods, packaged goods, and in a world moving towards all natural thing and less packaged goods, what you think that portends?

BUFFETT: Yeah well, the short term doesn’t make much difference to us because we will be in this stock forever. This is a business with us, it’s not really a stock. And it’s a company that we will own 26 and a fraction percent of. So it’s where the new Kraft/Heinz company is 10, 20, 50 years from now that counts to Berkshire Hathaway and I like the brands. And I like the management a whole lot. And I think we’ll do fine over time. But that, you know, we will see how much Philadelphia cream cheese and Oscar Mayer hot dogs and a whole host of other products people were eating 10 or 20 or 30 years ago. But I first went into General Foods on behalf of Berkshire Hathaway in the early 1980s. I think maybe we were the largest shareholder – Berkshire Hathaway was the largest shareholder of General Foods. And these brands at Kraft, a lot of them come out of that General Foods hole in so these are brands that I liked 30-plus years ago. And I like them today. And I think I’ll like them 30 years from now.

QUICK: Warren, your tastes are well-known. We know that you like things that most 5 year olds like at their birthday parties. But some moms these days are not as eager to feed their kids food that they don’t feel is absolutely natural coming from other places. They don’t like preservatives in their food. That is where the question comes up.

JOE KERNEN: That was kind of a slam, Warren. From where I’m sitting. I don’t know. Like a 5-year-old at a birthday party.

QUICK: He said that himself.

KERNEN: Well I know, but I think that’s a compliment. You sort of said it. I don’t know.

BUFFETT: Well, there’s 7 billion people in the world that all have different tastes. But the taste that Kraft – and Heinz for that matter – have appealed to, you know, over many, many decades. I think Heinz goes back to 1869. I think those tastes are enduring. There will be plenty of people that want to eat other things. But there are plenty of people that want to eat the products that Kraft/Heinz turns out. And there are new products coming all the time. At Heinz, we have at least four new products that we will be hitting the shelves with this year. So it’s not a static operation at all. And we’ve got a management that I’m willing to bet a lot of money on. Matter of fact, just on the common stock, I bet 9.5 billion and then we have 8 billion of preferred. Although I’m afraid that will get called as soon as they can call it.

QUICK: Well Warren, you mentioned that there are 7 billion people that you’re serving. Kraft really has been focused on the domestic market. When it split, Mondolez was focused on the international branch. Does that mean that you are planning on taking these brands and pushing them more internationally?

BUFFETT: Well, I certainly think that’s a possibility. The management of the new Kraft/Heinz, they’ll be looking at anything that makes sense. And a lot of people like those brands in this country and in Canada also, and I think we’re – the new company will be free to extend brands where it makes sense geographically.

QUICK: What does that mean? That any agreements that it had with Mondelez before don’t stand?

BUFFETT: No, any agreements do stand, but those agreements have timetables on them. There’s multiple parts of the agreements. But there’s a lot of freedom to expand internationally with the Kraft brands that will exist. And Heinz brands are throughout the world. So there’s an infrastructure that can handle the expansion of the Kraft brands outside of the U.S. and Canada.

QUICK: You used to be a holder in shares of Kraft before the split of the company.

BUFFETT: That’s right. This is the third time around for me. But this is an ownership of a business, whereas the first two, were as ownership of stocks, but it’s true that in the early 1980s, I think we were the largest shareholder of General Foods which later got sold to Philip Morris. And then Kraft got sold to Philip Morris. And then they got put together, so these brands are brands that we – a good many of which we were a big owner of back in the early 1980s. And then not so many years ago, we were a very large shareholder – probably the largest holder, maybe outside of index funds, of Kraft itself which got split into two companies, Mondelez and Kraft. So I’ve been fairly familiar with the brands over the years.

QUICK: You keep saying that you’re owning this as a business and not as a stock.

BUFFETT: Right.

QUICK: The only difference seems to be that when you own it as a business, you know the managers and like the managers.

BUFFETT: Right, and we’ll be on the board of directors. There will be six directors from Heinz. There will be five directors from the old Kraft operation. And three of those board members will be from Berkshire Hathaway. It’s a permanent holding on our part.

SORKIN: Hey Warren, you know, when you first got into business with 3G on Heinz, we all thought of it as a platform potentially for you to buy more consumer and beverage companies like Kraft. The question now is, it is an even bigger platform with, by the way, possibly even more capacity for – to put some debt on this thing. I know there is not additional – it doesn’t look like in this transaction. Should we expect you to look at other competitors in this space? We have all thought that Campbell’s would eventually get bought up, General Mills, for example?

BUFFETT: Well, I don’t know of any possible – but we look at everything. There is no finish line in either Berkshire’s investments or 3G’s investments. So we’ve got a wonderful partner. I knew they were wonderful going into the Heinz deal. And in every respect, both in terms of ability, but just in terms of integrity, every aspect of it, 3G has been a perfect partner.

SORKIN: But you would consider this a platform for more rollups, if you will?

BUFFETT: Well, I don’t know whether I would call them rollups. But it’s certainly a company that will have ambitions for a long time, but that would be true of almost anything we do.

QUICK: Hey Warren, speaking of private equity, I know how you feel about Jorge Paulo Lemann, I know how you feel about 3G. You’ve spoken repeatedly about how much admiration you have for them. But in the annual letter to shareholders this year, you also laid out a section where you really took private equity to task. Let me read back some of the words. You said, “In truth, equity is a dirty word for many private equity buyers, what they love is debt. And because debt is currently so inexpensive, these buyers can frequently pay top dollar. Later the business will be resold, often to another leveraged buyer. In effect, the business becomes a piece of merchandise.” What’s different about 3G versus the private equity players that you really gave a tough time to?

BUFFETT: Yeah, well, the 3G people are putting in almost $5 billion more of equity. We’re putting in more equity. So we are adding, roughly – well, we are adding $10 billion to equity here. But the more important point even, is that 3G – they’re not buying things to sell. And the other private equity firms that have term limits and all of that, they have a time when they are going to sell something. And they buy companies with the idea of either IPO-ing them or selling them to competitors, or selling them to another private equity firm. That is not 3G’s strategy. I don’t think it’s even proper to call them a private equity firm exactly because they’re buying to keep just like we’re buying to keep. And if you look at Anheuser-Busch, for example, ABI, you know, they have been in that – from the predecessor companies – I don’t know how many decades. So they have bought that to keep. They bought Burger King which is now Restaurant Brands International. They bought that to keep. So you can’t put them in the same category as the firms that basically are in the business of buying and reselling companies.

SORKIN: Warren, you know, this is a very unusual structure in terms of how it’s being put together. Do you imagine there could be any pushback from Kraft shareholders who say, you know, the way at least to the extent they’re getting a premium it’s in a bit of an unusual structure?

BUFFETT: Well, it is an unusual structure. But, you know, so far it looks like they like it. And if they don’t like it, they can probably sell it for a lot more than perhaps Kraft could have been sold to anybody else for.

SORKIN: Right.

BUFFETT: So it is – when we made the deal, we felt that the Kraft shareholders would come out very well. And I think so far, the indications are that the market feels the same way.

QUICK: The management structure. I realize the new company is going to be called Kraft/Heinz. The management structure is that the CEO of Heinz is going to be running this new business?

BUFFETT: Yeah. Bernardo Hees will be running it. And Alex Behring is the chairman, and he’s very active. So you’ll have the managers that have done a remarkable job at Heinz the last couple years who will be continuing in that. And Bernardo will be living in Pittsburgh and he’ll be the CEO.

…

SORKIN: Right. Hey, Warren, can I just go back to Heinz for one more second. Because I just want to understand one thing about the structure.

BUFFETT: Sure.

SORKIN: There are some people who have looked at this deal and said, you know what, it’s almost a back door IPO, if you will, for Heinz. You’re taking 51% of the company. You always say that when you want to own something you want to own as much of it as possible.

BUFFETT: Yeah.

SORKIN: Was there ever a thought about buying the entire thing outright and perhaps even putting more equity in the business? You have a lot of cash on hand. Or perhaps putting some more debt on the deal?

BUFFETT: Well, I think what you – you’re right, I like to own as much of businesses I like, I like to own as much as we possibly can. But it reflects the view, it reflects the negotiating strengths and the views of two different boards of directors as they negotiated the deal. So this was the deal that was doable that made sense for both Kraft and Heinz. And you know, I don’t think another deal would have been possible.

SORKIN: Would you imagine taking on more of it in the future?

BUFFETT: Well, who knows. I mean, I certainly won’t own less. Let’s put it that way. And you just don’t know the direction this new company will go. Whether it will have an opportunity to buy bigger operations and add to it. Or what will happen. But the one thing I can promise you, is that you will not see Berkshire reduce its interest.

QUICK: Warren, have you already looked at other companies that you might like to add into this? I mean, I start looking around at Campbell’s soup, you think of Mondelez even. Obviously, Mondelez is a much bigger market cap than Kraft.

BUFFETT: Yeah, well, I’ve looked at all of the companies for you know, 40 or 50 years. I mean that is why when Jorge Paulo came to me on Heinz originally, I said yes before the sentence was out of his mouth because I probably got 40 years of annual reports of Heinz in the files. And the same was true with General Foods, the same was true with Philip Morris which ended up owning Kraft and General Foods. So Campbell’s soup, you name them all, I keep track of them. And then the question is, you know, does something make sense down the road. And we won’t do anything hostile. So it has to be something that the other side wants to do as well.

…

QUICK: Ok. Warren, we want to thank you very much for calling in this morning. We really appreciate your time. Again, thank you, we’ll talk to you soon.

BUFFETT: Ok. Keep putting plenty of ketchup on everything. Thanks.

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